Exhibit 99.1

Investor Contact:	Media Contact:
Peter O’Neill	Brad Kieffer
(818) 676-8692	(818) 676-6833
peter.oneill@healthnet.com	brad.kieffer@healthnet.com

HEALTH NET REPORTS SECOND QUARTER 2015 RESULTS

AND REAFFIRMS FULL YEAR 2015 EARNINGS GUIDANCE

COMPANY REPORTS GAAP NET INCOME OF $58.4 MILLION, OR $0.75 PER DILUTED SHARE

WESTERN REGION OPERATIONS AND GOVERNMENT CONTRACTS SEGMENTS PRODUCE

COMBINED NET INCOME OF $0.95 PER DILUTED SHARE IN SECOND QUARTER OF 2015

YEAR-OVER-YEAR, HEALTH PLAN SERVICES PREMIUM REVENUES GREW 22.7 PERCENT

IN SECOND QUARTER OF 2015

HEALTH PLAN ENROLLMENT CLIMBS 11.0 PERCENT YEAR-OVER-YEAR,

LARGELY DRIVEN BY MEDICAID EXPANSION GROWTH

LOS ANGELES, August 4, 2015 - Health Net, Inc. (NYSE: HNT) today announced 2015 second quarter GAAP net income of $58.4 million, or $0.75 per diluted share, compared with GAAP net income of $120.9 million, or $1.49 per diluted share, for the second quarter of 2014 and $30.0 million, or $0.38 per diluted share, for the first quarter of 2015.

In the second quarter of 2015, Health Net incurred approximately $26.4 million of pretax expenses primarily related to its previously announced transaction with a wholly owned subsidiary of Cognizant Technology Solutions Corporation (Cognizant). Efforts toward the commencement of services pursuant to this transaction were suspended in connection with Health Net’s announcement that it had entered into a definitive merger agreement with Centene Corporation (see Recent Events).

The company’s Western Region Operations (Western Region) and Government Contracts segments produced combined net income of $74.6 million, or $0.95 per diluted share, in the second quarter of 2015 compared with $50.3 million, or $0.62 per diluted share, in the second quarter of 2014 and $58.3 million, or $0.74 per diluted share, in the first quarter of 2015.

RECENT EVENTS

On July 2, 2015, Health Net announced that it had entered into a definitive merger agreement with Centene Corporation (Centene) under which Centene will acquire all of the issued and outstanding shares of Health Net. The transaction is expected to close in early 2016 and is subject to approval by Centene and Health Net shareholders and other customary closing conditions.

2015 GUIDANCE

Health Net is maintaining GAAP earnings per diluted share guidance of at least $2.70 for the full year 2015, and is maintaining diluted EPS guidance for the combined Western Region and Government Contracts segments at a range of $3.25 to $3.35 for the full year 2015.

GAAP diluted EPS guidance and diluted EPS guidance for the combined Western Region and Government Contracts segments do not include the combined effect and costs associated with the merger transaction with Centene and the suspension of the Cognizant transaction for the second half of 2015.

A summary of our current guidance is contained in the table and footnotes below.

Health Net, Inc. 2015 Guidance (1)

Current (updated 8/4/15)
FY2015
Total Health Plan Membership (At 12/31/2015)(5)	3,457,000
Total Consolidated Revenues(2)	$16.7 billion
Health Plan Services Medical Care Ratio (MCR)(3)(5)	84.1%
G&A Expense Ratio(5)	10.8%
Admin Expense Ratio(5)	7.2%
Western Region and Government Contracts Tax Rate	54.0%
Weighted-average fully diluted shares outstanding(4)	78.5 million
Western Region and Government Contracts EPS(6)	$3.25 - $3.35

(1)	All guidance metrics are approximations and do not include the combined effect and costs related to the merger transaction with Centene or to the suspension of the Cognizant transaction for the second half of 2015
(2)	Reflects a change in the timing of redeterminations for the Medicaid and individual exchange businesses and a delay in membership for the duals demonstration business
(3)	Reflects improved performance for the Medicaid business in California
(4)	Reflects the suspension of the company’s share repurchase program
(5)	For the company’s Western Region Operations segment
(6)	Reflects approximately $23 million deterioration for Government Contracts segment, primarily as a result of increased costs in the PC3/Choice program

SECOND QUARTER 2015 HIGHLIGHTS

Highlights from the second quarter of 2015 include:

1.	Health Net’s total revenues climbed 21.7 percent in the second quarter of 2015 compared with the second quarter of 2014, and health plan services premiums revenues grew 22.7 percent over the same period;

2.	The company achieved 11.0 percent enrollment growth in its Western Region health plans as of June 30, 2015 compared with June 30, 2014;

3.	Medicaid enrollment as of June 30, 2015 increased by 384,000 members, or 27.4 percent, compared with June 30, 2014, and increased by 4.9 percent compared with March 31, 2015. This was primarily the result of new members added in Arizona and California from the expansion of Medicaid eligibility under the ACA;

4.	The company’s Western Region health plan services consolidated Medical Care Ratio (MCR) improved by 70 basis points year-over-year to 84.0 percent in the second quarter of 2015 and improved by 50 basis points sequentially compared with the first quarter of 2015. The improvement in the consolidated MCR was largely driven by strong performance in the Medicaid business in California; and

5.	Health Net’s Western Region administrative expense ratio was 6.9 percent in the second quarter of 2015, an 80 basis point improvement compared with the second quarter of 2014. The administrative expense ratio does not include premium taxes, the health insurer fee and other ACA-related fees.

“We are pleased with our performance this quarter,” said Jay Gellert, Health Net’s chief executive officer. “We intend to continue a disciplined execution of our strategy as we work to complete the Centene merger transaction.”

CONSOLIDATED RESULTS

Health Net’s total revenues increased approximately 22 percent in the second quarter of 2015 to $4.2 billion from $3.4 billion in the second quarter of 2014 and increased approximately 7 percent in the second quarter of 2015 from $3.9 billion in the first quarter of 2015.

Total expenses increased approximately 21 percent in the second quarter of 2015 to $4.0 billion from $3.3 billion in the second quarter of 2014 and increased approximately 5 percent in the second quarter of 2015 from $3.8 billion in the first quarter of 2015.

Included in total expenses are $26.4 million, $47.3 million and $3.3 million of expenses primarily related to the transaction with Cognizant for the three months ended June 30, 2015, March 31, 2015 and June 30, 2014, respectively. The company continued to incur costs in the second quarter of 2015, in preparation for the then-expected implementation of its arrangement with Cognizant.

Western Region Health Plan Services

Health plan services premiums revenues in the Western Region of $4.0 billion in the second quarter of 2015 increased by approximately 23 percent compared with $3.3 billion in the second quarter of 2014, primarily as a result of year-over-year enrollment gains in Health Net’s Medicaid business.

Health plan services expenses in the Western Region of $3.4 billion in the second quarter of 2015 increased by approximately 22 percent compared with $2.8 billion in the second quarter of 2014, primarily as a result of Health Net’s year-over-year enrollment gains in Medicaid and dual eligibles.

Government Contracts Segment

Government Contracts revenues in the second quarter of 2015 were $141.1 million compared with $154.1 million in the second quarter of 2014 and $154.7 million in the first quarter of 2015.

Government Contracts expenses in the second quarter of 2015 were $137.2 million compared with $132.6 million in the second quarter of 2014 and $141.7 million in the first quarter of 2015. The year-over-year increase in the second quarter of 2015 reflects costs associated with the ramp-up of operations associated with the U.S. Department of Veterans Affairs (VA)-related programs and services.

“Health Net expects its VA-related programs and services to become a growing part of the Government Contracts segment as the VA Patient-Centered Community Care and Choice (PC3/Choice) programs mature,” said James Woys, Health Net’s chief financial and operating officer.

As a result of expedited implementation of the PC3/Choice programs, the company experienced greater costs in the second quarter of 2015, which we expect to continue into the second half of the year. In total, the company expects to spend approximately $40 million in ramp-up costs in 2015 which are not expected to recur in 2016.

The VA notified us on July 27, 2015 of its intent to exercise option period two for the PC3/Choice program. This one-year option period is expected to commence on October 1, 2015, and continues the health care services provided to veterans in all or portions of 37 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

On July 23, 2015, the company responded to the U.S. Department of Defense’s (DoD) request for proposal for the next generation TRICARE contract which will reduce the three existing TRICARE regions to two regions. In March 2015, the DoD modified our T-3 contract for the TRICARE North Region to add three additional one-year option periods and awarded us the first of the three option periods, which allows us to continue providing access to health care services to TRICARE beneficiaries through March 31, 2016.

WESTERN REGION OPERATIONS SEGMENT

Health Plan Membership

Total enrollment in the Western Region at June 30, 2015 was 3.2 million members, an increase of approximately 11 percent from enrollment at June 30, 2014 and an increase of approximately 2 percent from March 31, 2015.

Total enrollment in the company’s California health plans at June 30, 2015 was approximately 2.9 million members, an increase of 13.6 percent from enrollment at June 30, 2014, and an increase of approximately 3 percent from enrollment at March 31, 2015.

Western Region commercial enrollment at June 30, 2015 was approximately 1.2 million members, a decrease of 7.5 percent compared with enrollment at June 30, 2014 and essentially flat compared with March 31, 2015. The year-over-year decline was primarily due to losses in the Arizona individual business and California large group business as a result of competitive pricing on the individual exchange in Arizona and large group competitive pricing in California.

Membership in tailored network products represented 54.7 percent of the company’s Western Region commercial membership at June 30, 2015, flat compared with the first quarter of 2015 and up 220 basis points compared with 52.5 percent at June 30, 2014. As of June 30, 2015, membership in tailored networks accounted for 93 percent of the company’s individual exchange business.

Enrollment in the company’s Medicare Advantage (MA) plans was 269,000 members at June 30, 2015, which represents a 2.7 percent increase compared with enrollment of 262,000 members at June 30, 2014, and is essentially flat compared with 267,000 members at March 31, 2015.

Medicaid enrollment increased 27.4 percent to 1.8 million members at June 30, 2015 compared with approximately 1.4 million members as of June 30, 2014 and approximately 5 percent compared with March 31, 2015. These increases are primarily due to Medicaid expansion under the ACA.

Enrollment in the company’s dual eligible demonstration project was 27,000 members at June 30, 2015, flat compared with March 31, 2015. Higher-than-expected opt-out rates in the duals demonstration project continued to challenge membership growth in the second quarter of 2015. In addition to the demonstration project, dual eligible enrollment in Health Net’s Medicare Advantage products in Los Angeles and San Diego counties was approximately 27,000 at June 30, 2015 compared with approximately 23,000 at March 31, 2015, and membership in its managed Medi-Cal program in these demonstration counties was approximately 112,000 at June 30, 2015 compared with approximately 87,000 at March 31, 2015.

Investment Income

Net investment income for the Western Region was $16.4 million in the second quarter of 2015 compared with $12.0 million in the second quarter of 2014 and $13.2 million in the first quarter of 2015.

Western Region Operations Premiums and Health Care Cost Trends

Western Region premiums per member per month (PMPM) increased by 8.0 percent to approximately $415 in the second quarter of 2015 compared with approximately $384 in the second quarter of 2014.

Health care costs PMPM for the Western Region increased by 7.1 percent to approximately $348 in the second quarter of 2015 compared with approximately $325 in the second quarter of 2014.

“Health care cost trends continued to remain moderate in the first half of 2015,” Woys noted. “We are not seeing evidence of a shift in cost trends that would likely impact the remainder of the year.”

Medical Care Ratio (MCR)

The Western Region health plan services consolidated MCR was 84.0 percent in the second quarter of 2015 compared with 84.7 percent in the second quarter of 2014 and 84.5 percent in the first quarter of 2015, representing an improvement of 70 basis points year-over-year and 50 basis points sequentially. The improvement is primarily due to better performance in Health Net’s state health programs, particularly its Long-Term Services and Supports program for California Medicaid.

General and Administrative (G&A) Expenses

G&A expenses in the Western Region were $422.6 million in the second quarter of 2015 compared with $342.0 million in the second quarter of 2014 and $409.6 million in the first quarter of 2015. The G&A expense ratio was 10.5 percent in the second quarter of 2015 compared with 10.5 percent in the second quarter of 2014 and 11.0 percent in the first quarter of 2015.

“Health Net’s administrative expense ratio, which does not include premium taxes and ACA-related fees, declined sequentially for the second quarter of 2015,” said Woys.

BALANCE SHEET

Cash and investments as of June 30, 2015 were $3.1 billion compared with $2.3 billion as of June 30, 2014.

Reserves for claims and other settlements were $1.8 billion as of June 30, 2015 compared with $1.5 billion as of June 30, 2014 and $1.9 billion as of March 31, 2015.

Days claims payable (DCP) for the second quarter of 2015 was 47.6 days compared with 49.0 days in the second quarter of 2014 and 54.8 days in the first quarter of 2015.

On an adjusted1 basis, DCP for the second quarter of 2015 was 59.1 days compared with 64.4 days in the second quarter of 2014 and 66.3 days in the first quarter of 2015.

The reduction in DCP in the second quarter of 2015 is primarily due to the payment of provider risk-sharing and incentive programs. Of particular note, while DCP and adjusted DCP were both lower in the second quarter of 2015 compared with the first quarter of 2015, the company’s reserve for claims incurred but not reported as of June 30, 2015 increased by $90 million compared with March 31, 2015.

As of June 30, 2015, the company accrued $340.1 million for net receivables associated with premium stabilization programs, an increase of $67.9 million from March 31, 2015. In the second quarter of 2015, the change in estimates for the 3Rs related to 2014 reduced pretax income for the quarter by $9 million. This net receivable balance continues to be driven principally by reinsurance recoverables.

The company’s debt-to-total capital ratio was 26.3 percent as of June 30, 2015 compared with 26.4 percent as of March 31, 2015 and 21.5 percent as of June 30, 2014.

CASH FLOWS FROM OPERATIONS

Operating cash flow was negative $260.3 million in the second quarter of 2015.

“Operating cash flow in the second quarter of 2015 was negatively impacted by the timing of payments related to state health programs,” explained Woys. “We did not receive the June 2015 California Medicaid payment of approximately $333 million until July 2015.”

The company noted that cash at the parent was $33.1 million at June 30, 2015.

[1]	See “Disclosures Regarding Non-GAAP Financial Information” attached to this press release for a reconciliation of this information to the comparable GAAP financial measure.

SHARE REPURCHASE UPDATE

Health Net did not repurchase any shares of its common stock in the second quarter of 2015. At June 30, 2015, approximately $306 million of authorization under the company’s existing $400 million stock repurchase program remained.

Share repurchases are suspended for the balance of 2015 as a result of our pending merger agreement with Centene.

ABOUT HEALTH NET

Health Net, Inc. is a publicly traded managed care organization that delivers managed health care services through health plans and government-sponsored managed care plans. Its mission is to help people be healthy, secure and comfortable. Health Net provides and administers health benefits to approximately 6.1 million individuals across the country through group, individual, Medicare (including the Medicare prescription drug benefit commonly referred to as “Part D”), Medicaid, dual eligible, U.S. Department of Defense, including TRICARE, and U.S. Department of Veterans Affairs programs. Health Net also offers behavioral health, substance abuse and employee assistance programs, and managed health care products related to prescription drugs.

For more information on Health Net, Inc., please visit Health Net’s website at www.healthnet.com.

CAUTIONARY STATEMENTS

The company and its representatives may from time to time make written and oral forward-looking statements within the meaning of the Private Securities Litigation Reform Act (“PSLRA”) of 1995, including statements in this and other press releases, in presentations, filings with the Securities and Exchange Commission (“SEC”), reports to stockholders and in meetings with investors and analysts. All statements in this press release, other than statements of historical information provided herein, including the guidance for future periods and the assumptions underlying such projections, may be deemed to be forward-looking statements and as such are intended to be covered by the safe harbor for “forward-looking statements” provided by PSLRA. These statements are based on management’s analysis, judgment, belief and expectation only as of the date hereof, and are subject to changes in circumstances and a number of risks and uncertainties. Without limiting the foregoing, the guidance as to expected future period results and statements including the words “believes,” “anticipates,” “plans,” “expects,” “may,” “should,” “could,” “estimate,” “intend,” “feels,” “will,” “projects” and other similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those expressed in, or implied or projected by the forward-looking information and statements due to a number of factors, variables or events. Certain of these factors relate to the company’s proposed business combination with Centene Corporation (“Centene”), including, among other things, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; and the risk that financing for the transaction may not be available on favorable terms. Other factors include health care reform and other increased government participation in and taxation or regulation of health benefits and managed care operations, including but not limited to the implementation of, and subsequent modifications to, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 and the regulations promulgated thereunder (collectively, the “ACA”) as well as any related fees, assessments and taxes; the company’s ability to successfully participate in California’s Coordinated Care Initiative, which is subject to a number of risks inherent in untested health care initiatives and requires the company to adequately predict the costs of providing benefits to individuals that are generally among the most chronically ill within each of Medicare and Medi-Cal and implement delivery systems for benefits with which the company has limited operating experience; the company’s ability to successfully participate in the federal and state health insurance exchanges under the ACA, which involve uncertainties related to the mix and volume of business that could negatively impact the adequacy of the company’s premium rates and may not be sufficiently offset by the risk apportionment provisions of the ACA; increasing health care costs, including but not limited to costs associated with the introduction of new treatments or therapies; the company’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the recompetition of the company’s T-3 contract for the TRICARE North region; negative prior period claims reserve developments; rate cuts and other risks and uncertainties affecting the company’s Medicare or Medicaid businesses; trends in medical care ratios; membership declines or negative changes in the company’s health care product mix; unexpected utilization patterns or unexpectedly severe or widespread illnesses; failure to effectively oversee the company’s third-party vendors; noncompliance by the company or the company’s business associates with any privacy laws or any security breach involving the misappropriation, loss or other unauthorized use or disclosure of confidential information; the timing of collections on amounts receivable from state and federal governments and agencies; litigation costs; regulatory issues with federal and state agencies including, but not limited to, the California Department of Managed Health Care and Department of Health Care Services, the Arizona Health Care Cost Containment System, the Centers for Medicare & Medicaid Services, the Office of Civil Rights of the U.S. Department of Health and Human Services and state departments of insurance; operational issues; changes in political, economic or market conditions; investment portfolio impairment charges; volatility in the financial markets; and general business and market conditions. The factors described in the context of such forward-looking statements in this press release could cause the company or Centene’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Additional factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, but are not limited to, the risks discussed in the “Risk Factors” section included within the company’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC and the other risks discussed in the company’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements. Except as may be required by law, the company undertakes no obligation to address or publicly update any of its guidance, the assessment of the underlying assumptions or forward-looking statements to reflect events or circumstances that arise after the date of this release.

The financial information presented in this press release is unaudited and is subject to change as a result of subsequent events or adjustments, if any, arising prior to the filing of the company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza, 7700 Forsyth Blvd., St. Louis, MO 63105, (314) 725-4477, or from Centene’s website, www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc., 21650 Oxnard Street, Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

PARTICIPANTS IN SOLICITATION

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Eight pages of tables follow.

# # #

Health Net, Inc.

Enrollment Data - By State

(In thousands)

	June 30, 2015	March 31, 2015	June 30, 2014	Change from
				March 31, 2015		June 30, 2014
				Increase/ (Decrease)	% Change	Increase/ (Decrease)	% Change
California
Large Group	444	443	492	1	0.2%	(48)	(9.8)%
Small Group	241	243	240	(2)	(0.8)%	1	0.4%
Individual	279	284	272	(5)	(1.8)%	7	2.6%

Commercial	964	970	1,004	(6)	(0.6)%	(40)	(4.0)%
Medicare Advantage	168	166	162	2	1.2%	6	3.7%
Medi-Cal	1,712	1,623	1,359	89	5.5%	353	26.0%
Dual Eligibles	27	27	2	0	0.0%	25	1,250.0%

Total California	2,871	2,786	2,527	85	3.1%	344	13.6%

Arizona
Large Group	36	37	48	(1)	(2.7)%	(12)	(25.0)%
Small Group	37	38	43	(1)	(2.6)%	(6)	(14.0)%
Individual	69	74	99	(5)	(6.8)%	(30)	(30.3)%

Commercial	142	149	190	(7)	(4.7)%	(48)	(25.3)%
Medicare Advantage	38	39	46	(1)	(2.6)%	(8)	(17.4)%
Medicaid	76	81	45	(5)	(6.2)%	31	68.9%

Total Arizona	256	269	281	(13)	(4.8)%	(25)	(8.9)%

Northwest
Large Group	27	28	28	(1)	(3.6)%	(1)	(3.6)%
Small Group	22	22	25	0	0.0%	(3)	(12.0)%
Individual	2	2	4	0	0.0%	(2)	(50.0)%

Commercial	51	52	57	(1)	(1.9)%	(6)	(10.5)%
Medicare Advantage	63	62	54	1	1.6%	9	16.7%

Total Northwest	114	114	111	0	0.0%	3	2.7%

Total Health Plan Enrollment
Large Group	507	508	568	(1)	(0.2)%	(61)	(10.7)%
Small Group	300	303	308	(3)	(1.0)%	(8)	(2.6)%
Individual	350	360	375	(10)	(2.8)%	(25)	(6.7)%

Commercial	1,157	1,171	1,251	(14)	(1.2)%	(94)	(7.5)%
Medicare Advantage	269	267	262	2	0.7%	7	2.7%
Medi-Cal/Medicaid	1,788	1,704	1,404	84	4.9%	384	27.4%
Dual Eligibles	27	27	2	0	0.0%	25	1,250.0%

Western Region Operations	3,241	3,169	2,919	72	2.3%	322	11.0%

TRICARE - North Contract Eligibles	2,829	2,837	2,849	(8)	(0.3)%	(20)	(0.7)%

Health Net, Inc.

Enrollment Data - Line of Business

(In thousands)

	June 30, 2015	March 31, 2015	June 30, 2014	Change from
				March 31, 2015		June 30, 2014
				Increase/ (Decrease)	% Change	Increase/ (Decrease)	% Change
Large Group
California	444	443	492	1	0.2%	(48)	(9.8)%
Arizona	36	37	48	(1)	(2.7)%	(12)	(25.0)%
Northwest	27	28	28	(1)	(3.6)%	(1)	(3.6)%

	507	508	568	(1)	(0.2)%	(61)	(10.7)%

Small Group
California	241	243	240	(2)	(0.8)%	1	0.4%
Arizona	37	38	43	(1)	(2.6)%	(6)	(14.0)%
Northwest	22	22	25	0	0.0%	(3)	(12.0)%

	300	303	308	(3)	(1.0)%	(8)	(2.6)%

Individual
California	279	284	272	(5)	(1.8)%	7	2.6%
Arizona	69	74	99	(5)	(6.8)%	(30)	(30.3)%
Northwest	2	2	4	0	0.0%	(2)	(50.0)%

	350	360	375	(10)	(2.8)%	(25)	(6.7)%

Commercial
California	964	970	1,004	(6)	(0.6)%	(40)	(4.0)%
Arizona	142	149	190	(7)	(4.7)%	(48)	(25.3)%
Northwest	51	52	57	(1)	(1.9)%	(6)	(10.5)%

	1,157	1,171	1,251	(14)	(1.2)%	(94)	(7.5)%

Medicare Advantage
California	168	166	162	2	1.2%	6	3.7%
Arizona	38	39	46	(1)	(2.6)%	(8)	(17.4)%
Northwest	63	62	54	1	1.6%	9	16.7%

	269	267	262	2	0.7%	7	2.7%

Medi-Cal/Medicaid
California	1,712	1,623	1,359	89	5.5%	353	26.0%
Arizona	76	81	45	(5)	(6.2)%	31	68.9%

	1,788	1,704	1,404	84	4.9%	384	27.4%

Dual Eligibles

California	27	27	2	0	0.0%	25	1,250.0%

Total Health Plan Enrollment
Large Group	507	508	568	(1)	(0.2)%	(61)	(10.7)%
Small Group	300	303	308	(3)	(1.0)%	(8)	(2.6)%
Individual	350	360	375	(10)	(2.8)%	(25)	(6.7)%

Commercial	1,157	1,171	1,251	(14)	(1.2)%	(94)	(7.5)%
Medicare Advantage	269	267	262	2	0.7%	7	2.7%
Medi-Cal/Medicaid	1,788	1,704	1,404	84	4.9%	384	27.4%
Dual Eligibles	27	27	2	0	0.0%	25	1,250.0%

Western Region Operations	3,241	3,169	2,919	72	2.3%	322	11.0%

TRICARE - North Contract Eligibles	2,829	2,837	2,849	(8)	(0.3)%	(20)	(0.7)%

Health Net, Inc.

Consolidated Statements of Operations

($ in thousands, except per share data)

	Quarter Ended June 30, 2015	Quarter Ended March 31, 2015	Quarter Ended June 30, 2014
REVENUES:
Health plan services premiums	$4,003,432	$3,720,800	$3,261,878
Government contracts	141,055	154,714	154,083
Net investment income	16,424	13,241	12,043
Administrative services fees and other income	2,712	1,141	(6,612)

Total revenues	4,163,623	3,889,896	3,421,392

EXPENSES:
Health plan services	3,363,742	3,142,863	2,763,179
Government contracts	137,262	142,540	133,208
General and administrative	448,713	453,848	344,734
Selling	69,190	68,696	64,002
Depreciation and amortization	4,202	4,307	9,641
Interest	8,412	8,049	7,826
Asset impairment	—	1,884	—

Total expenses	4,031,521	3,822,187	3,322,590

Income from operations before income taxes	132,102	67,709	98,802
Income tax provision	73,734	37,721	(22,065)

Net income (loss)	$58,368	$29,988	$120,867

Net income (loss) per share:
Basic	$0.76	$0.39	$1.51
Diluted	$0.75	$0.38	$1.49

Weighted average shares outstanding:
Basic	77,172	77,085	80,250
Diluted	78,157	78,370	81,218

Health Net, Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except ratio data)

	June 30, 2015	March 31, 2015	June 30, 2014
ASSETS
Current Assets
Cash and cash equivalents	$756,797	$1,018,353	$603,097
Investments - available for sale	2,371,540	2,520,429	1,668,943
Premiums receivable, net	434,067	299,286	849,089
Amounts receivable under government contracts	223,160	229,227	193,043
Other receivables	459,090	367,135	183,795
Deferred taxes	62,983	55,529	81,293
Assets held for sale	50,000	50,000	—
Other assets	501,200	348,240	259,878

Total current assets	4,858,837	4,888,199	3,839,138
Property and equipment, net	80,816	84,095	209,385
Goodwill	558,886	558,886	565,886
Other intangible assets, net	10,415	11,119	13,229
Deferred taxes	43,588	42,449	9,530
Investments - available for sale - noncurrent	6,544	6,328	652
Other noncurrent assets	300,572	288,954	139,205

Total Assets	$5,859,658	$5,880,030	$4,777,025

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Reserves for claims and other settlements	$1,757,939	$1,913,778	$1,488,322
Health care and other costs payable under government contracts	75,092	80,831	94,195
Unearned premiums	190,021	160,597	130,905
Accounts payable and other liabilities	1,168,014	1,180,454	496,349

Total current liabilities	3,191,066	3,335,660	2,209,771
Senior notes payable	399,607	399,556	399,402
Deferred taxes	—	—	22,376
Borrowings under revolving credit facility	210,000	195,000	100,000
Other noncurrent liabilities	346,915	290,714	223,595

Total Liabilities	4,147,588	4,220,930	2,955,144

Stockholders’ Equity
Common stock	154	154	152
Additional paid-in capital	1,481,691	1,465,793	1,406,768
Treasury common stock, at cost	(2,453,869)	(2,453,410)	(2,197,890)
Retained earnings	2,697,633	2,639,265	2,613,302
Accumulated other comprehensive (loss) income	(13,539)	7,298	(451)

Total Stockholders’ Equity	1,712,070	1,659,100	1,821,881

Total Liabilities and Stockholders’ Equity	$5,859,658	$5,880,030	$4,777,025

Debt-to-Total Capital Ratio	26.3%	26.4%	21.5%

Health Net, Inc.

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

	Quarter Ended June 30, 2015	Quarter Ended March 31, 2015	Quarter Ended June 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$58,368	$29,988	$120,867
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Amortization and depreciation	4,202	4,307	9,641
Share-based compensation expense	7,067	6,668	6,536
Deferred income taxes	2,691	(12,735)	(14,653)
Excess tax benefits from share-based compensation	(1,653)	(3,537)	(357)
Asset impairment	—	1,884	—
Net realized gain on sale on investments	(1,564)	(605)	(1,928)
Other changes	12,296	8,210	6,364
Changes in assets and liabilities:
Premiums receivable and unearned premiums	(105,357)	717,140	(395,553)
Other current assets, receivables and noncurrent assets	(128,040)	(187,633)	(69,421)
Amounts receivable/payable under government contracts	2,439	(48,831)	(492)
Reserves for claims and other settlements	(155,839)	17,743	336,364
Accounts payable and other liabilities	45,115	328,019	(11,118)

Net cash (used in) provided by operating activities	(260,275)	860,618	(13,750)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of investments	447,939	93,476	125,751
Maturities of investments	24,393	29,061	19,210
Purchases of investments	(517,529)	(796,719)	(102,873)
Purchases of property and equipment	(19,108)	(9,221)	(12,519)
Sales and purchases of restricted investments and other	1,258	(6,898)	(2,777)

Net cash (used in) provided by investing activities	(63,047)	(690,301)	26,792

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options and employee stock purchases	6,860	9,691	2,726
Repurchases of common stock	(298)	(111,680)	(1,226)
Excess tax benefits from share-based compensation	1,653	3,537	357
Borrowings under financing arrangements	95,000	130,000	—
Repayment of borrowings under financing arrangements	(80,000)	(35,000)	—
Net increase (decrease) in checks outstanding, net of deposits	8,230	—	(713)
Customer funds administered	30,321	(17,645)	(148,113)

Net cash provided by (used in) financing activities	61,766	(21,097)	(146,969)

Net (decrease) increase in cash and cash equivalents	(261,556)	149,220	(133,927)
Cash and cash equivalents, beginning of period	1,018,353	869,133	737,024

Cash and cash equivalents, end of period	$756,797	$1,018,353	$603,097

Health Net, Inc.

SEGMENT INFORMATION

($ in thousands, except per share and PMPM data)

The following table presents Health Net’s operating segment information.

	Quarter Ended June 30, 2015				Quarter Ended March 31, 2015				Quarter Ended June 30, 2014
	Western Region Operations[1]	Government Contracts[2]	Corporate/ Other[3]	Consolidated	Western Region Operations[1]	Government Contracts[2]	Corporate/ Other[4]	Consolidated	Western Region Operations[1]	Government Contracts[2]	Corporate/ Other[5]	Consolidated

Commercial premiums	$1,412,920			$1,412,920	$1,332,994			$1,332,994	$1,377,460			$1,377,460
Medicare premiums	782,412			782,412	768,885			768,885	757,194			757,194
Medicaid premiums	1,673,083			1,673,083	1,471,354			1,471,354	1,121,912			1,121,912
Dual Eligibles premiums	135,017			135,017	147,567			147,567	5,312			5,312

Health plan services premiums	4,003,432			4,003,432	3,720,800			3,720,800	3,261,878			3,261,878
Government contracts		141,055		141,055		154,714		154,714		154,083		154,083
Net investment income	16,424			16,424	13,241			13,241	12,043			12,043
Administrative services fees and other income	2,712			2,712	1,141			1,141	(6,612)			(6,612)

Total revenues	4,022,568	141,055		4,163,623	3,735,182	154,714		3,889,896	3,267,309	154,083		3,421,392
Health plan services	3,363,742			3,363,742	3,142,863			3,142,863	2,763,179			2,763,179
Government contracts		137,248	14	137,262		141,687	853	142,540		132,634	574	133,208
Premium tax	67,954			67,954	58,417			58,417	31,930			31,930
Health insurer fee	58,500			58,500	57,820			57,820	37,844			37,844
Other ACA fees	21,495			21,495	20,817			20,817	22,546			22,546
Administrative expenses	274,610		26,154	300,764	272,514		44,280	316,794	249,665		2,749	252,414

Total general and administrative	422,559		26,154	448,713	409,568		44,280	453,848	341,985		2,749	344,734
Selling	69,190			69,190	68,696			68,696	64,002			64,002
Depreciation and amortization	3,958		244	4,202	4,000		307	4,307	9,641			9,641
Interest	8,412			8,412	8,049			8,049	7,826			7,826
Asset impairment			—	—			1,884	1,884				—

Total expenses	3,867,861	137,248	26,412	4,031,521	3,633,176	141,687	47,324	3,822,187	3,186,633	132,634	3,323	3,322,590

Income (loss) from operations before income taxes	154,707	3,807	(26,412)	132,102	102,006	13,027	(47,324)	67,709	80,676	21,449	(3,323)	98,802
Income tax provision (benefit)	82,300	1,587	(10,153)	73,734	51,361	5,406	(19,046)	37,721	42,874	8,942	(73,881)	(22,065)

Income (loss) from operations	$72,407	$2,220	$(16,259)	$58,368	$50,645	$7,621	$(28,278)	$29,988	$37,802	$12,507	$70,558	$120,867

Basic earnings (loss) per share	$0.94	$0.03	$(0.21)	$0.76	$0.66	$0.10	$(0.37)	$0.39	$0.47	$0.16	$0.88	$1.51
Diluted earnings (loss) per share	$0.92	$0.03	$(0.21)	$0.75	$0.64	$0.10	$(0.37)	$0.38	$0.47	$0.15	$0.87	$1.49

Basic weighted average shares outstanding	77,172	77,172	77,172	77,172	77,085	77,085	77,085	77,085	80,250	80,250	80,250	80,250
Diluted weighted average shares outstanding	78,157	78,157	77,172	78,157	78,370	78,370	77,085	78,370	81,218	81,218	81,218	81,218

Pretax margin	3.8%				2.7%				2.5%
Western Region Operations premium yield	8.0%				6.9%				10.8%

Western Region Operations premium PMPM	$414.68				$396.69				$384.03
Western Region Operations health care cost trend	7.1%				8.3%				10.5%
Western Region Operations health care cost PMPM	$348.42				$335.08				$325.32
Western Region operations health plan services MCR	84.0%				84.5%				84.7%
Administrative expense ratio	6.9%				7.3%				7.7%
Total G&A expense ratio	10.5%				11.0%				10.5%
Selling costs ratio	1.7%				1.8%				2.0%

[1]	Includes the operations of the company’s commercial, Medicare, Medicaid and Dual Eligibles health plans in California, Arizona, Oregon and Washington, as well as the operations of the company’s health and life insurance companies, primarily in Arizona, California, Oregon and Washington, and the operations of the company’s behavioral health and pharmaceutical services subsidiaries in several states including California, Arizona and Oregon.
[2]	Includes administrative services provided under the T-3 Managed Care Support Contract for the TRICARE North Region and other health care-related Department of Defense and Veterans Affairs government contracts.
[3]	Primarily includes costs related to the company’s transaction with Cognizant. Also includes severance expenses.
[4]	Primarily includes costs related to the company’s transaction with Cognizant and related asset impairment. Also includes severance expenses.
[5]	Includes $72.6 million income tax benefit. Also includes severance expense.

Health Net, Inc.

Disclosures Regarding Non-GAAP Financial Information

($ in millions)

Set forth below is a reconciliation of adjusted days claims payable (DCP), a non-GAAP financial measure, to the comparable GAAP financial measure, DCP. DCP is calculated by dividing the amount of reserve for claims and other settlements (claims reserve) by health plan services cost (health plan costs) during the quarter and multiplying that amount by the number of days in the quarter. In this press release, management presents an adjusted DCP metric which subtracts capitation and Medicare Advantage-Prescription Drug (MAPD) payables/costs from the claims reserve and health plan costs.

Management believes that adjusted DCP provides useful information to investors because the adjusted DCP calculation excludes from both claims reserve and health plan costs amounts related to health care costs for which no or minimal reserves are maintained. Therefore, management believes that adjusted DCP may present a more accurate reflection of DCP than does GAAP DCP, which includes such amounts. This non-GAAP financial information should be considered in addition to, not as a substitute for, financial information prepared in accordance with GAAP.

You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating the adjusted amounts, you should be aware that we have incurred expenses that are the same as or similar to some of the adjustments in the current presentation and we may incur them again in the future.

Our presentation of the adjusted amounts should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

		Q2 2015	Q1 2015	Q2 2014
Reconciliation of Days Claims Payable:
(1)	Reserve for Claims and Other Settlements - GAAP	$1,757.9	$1,913.8	$1,488.3
	Less: Capitation and MAPD Payables	(374.4)	(509.3)	(351.7)

(2)	Reserve for Claims and Other Settlements - Adjusted	$1,383.5	$1,404.5	$1,136.6

(3)	Health Plan Services Cost - GAAP	$3,363.7	$3,142.9	$2,763.2
	Less: Capitation and MAPD Costs	(1,233.0)	(1,237.3)	(1,156.0)

(4)	Health Plan Services Cost - Adjusted	$2,130.7	$1,905.6	$1,607.2

(5)	Number of Days in Period	91	90	91

= (1) / (3) * (5) Days Claims Payable - GAAP Basis (using end of period reserve amount)		47.6	54.8	49.0
= (2) / (4) * (5) Days Claims Payable - Adjusted Basis (using end of period reserve amount)		59.1	66.3	64.4

Health Net, Inc.

Reconciliation of Reserves for Claims and Other Settlements

($ in millions)

	Health Plan Services
	YTD 6/2015	YTD 3/2015	FY 2014	FY 2013

Reserve for claims (a), beginning of period	$1,186.3	$1,186.3	$807.4	$808.7
Incurred claims related to:
Current Year (f)	3,133.3	1,477.2	5,613.0	4,666.0
Prior Years (c)	(99.6)	(85.3)	(14.6)	(56.2)

Total Incurred (b)	3,033.7	1,391.9	5,598.4	4,609.8

Paid claims related to:
Current Year	2,034.1	601.6	4,443.2	3,872.5
Prior Years	981.0	861.7	776.3	738.6

Total Paid (b)	3,015.1	1,463.3	5,219.5	4,611.1

Reserve for claims (a), end of period	1,204.9	1,114.9	1,186.3	807.4
Add:
Claims Payable (d)	100.4	131.9	175.4	67.0
Other (e)	452.6	667.0	534.3	109.7

Reserves for claims and other settlements, end of period	$1,757.9	$1,913.8	$1,896.0	$984.1

(a)	Consists of incurred but not reported claims and received but unprocessed claims and reserves for loss adjustment expenses.
(b)	Includes medical claims only. Capitation, pharmacy and other payments including provider settlements are not included.
(c)	This line represents the change in reserves attributable to the difference between the original estimate of incurred claims for prior years and the revised estimate. Negative amounts in this line represent favorable development in estimated prior years’ health care costs. Positive amounts in this line represent unfavorable development in estimated prior years’ health care costs. The favorable developments related to prior years do not directly correspond to an increase in our operating results because any favorable prior period reserve development increases current period net income only to the extent that the current period provision for adverse deviation (see footnote (f)) is less than the benefit recognized from the prior period favorable development. The favorable development related to prior years that was recorded in the six months ended June 30, 2015 consisted of $23.0 million in favorable prior year development primarily due to the growth of the new Medicaid expansion population in 2014 and a release of $76.7 million of the provision for adverse deviation held at December 31, 2014. For a detailed description of reserve development for the first quarter ended March 31, 2015, see Note 2 to the Consolidated Financial Statements in the company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and for fiscal years 2014 and 2013, see Note 2 to the Consolidated Financial Statements in the company’s Annual Report on Form 10-K for the year ended December 31, 2014.
(d)	Includes amount accrued for litigation and regulatory-related expenses.
(e)	Includes accrued capitation, shared risk settlements, provider incentives and other reserve items.
(f)	Our IBNR estimate also includes a provision for adverse deviation, which is an estimate for known environmental factors that are reasonably likely to affect the required level of IBNR reserves. Such amounts were $79.4 million, $73.5 million, $77.7 million and $53.4 million as of June 30, 2015, March 31, 2015, December 31, 2014, and December 31, 2013, respectively.